Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	Eleazar.Klein@srz.com

May 5, 2021

VIA E-MAIL AND EDGAR

Mr. David M. Plattner Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Extended Stay America, Inc. PREC14A Filed April 26, 2021 by Tarsadia Capital, LLC; Ravi Bellur; Michael Ching; and Vikram Patel File No. 001-36190

Dear Mr. Plattner:

On behalf of Tarsadia Capital, LLC and its affiliates (collectively, “Tarsadia”) and the other filing persons (together with Tarsadia, the “Filing Persons”) we are responding to your letter dated May 4, 2021 (the “SEC Comment Letter”) in connection with the PREC14A filed on April 26, 2021 with respect to Extended Stay America, Inc. (“STAY” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and respond below. For your convenience, the comments are restated below in italics and numbered and bulleted in the order in which they were listed. We acknowledge the Staff’s comments and provide our respective responses following each of the bullets, individually.

Concurrently with this letter, Tarsadia is delivering to your attention a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) and intends to file the Revised Preliminary Proxy Statement with the SEC on EDGAR as of the date of this letter.  The Revised Preliminary Proxy Statement reflects revisions made to the preliminary proxy statement in response to the comments of the Staff.  Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Preliminary Proxy Statement.

1.       Please disclose the date the Proxy Statement and proxy card are first being sent to shareholders on the first page of the Proxy Statement, rather than on the second page. See Item 1(b) of Schedule 14A.

Mr. Plattner

May 5, 2021

The Filing Persons acknowledge the Staff’s comment and affirm that in the Filing Persons’ Revised Preliminary Proxy Statement the disclosure regarding the date on which the Proxy Statement and proxy card will first be sent to shareholders is disclosed on the first page of the Revised Preliminary Proxy Statement.

2.       We note the use of the defined term “Company’s Proxy Statement” but also references to the “Company’s proxy statement,” the “Company’s definitive proxy,” etc. Please clarify the disclosure by using one term and using it consistently.

The Filing Persons acknowledge the Staff’s comment and have updated the Revised Preliminary Proxy Statement to use only one defined term, “Company’s Proxy Statement”, to reference the Company’s definitive proxy statement.

3.       Please revise the statement on page 2 regarding the potential use of discretionary authority so that it conforms to the standards codified in Rule 14a-4(c)(3).

The Filing Persons acknowledge the Staff’s comment and have revised the disclosure on page 2 to conform with the standards codified in Rule 14a-4(c)(3).

4.       Please correct the following disclosure on page 2: “…to vote again by telephone or Internet or by telephone….”

The Filing Persons acknowledge the Staff’s comment and have corrected the disclosure in the Revised Preliminary Proxy Statement on page 2.

5.        We note the following statement on page 3: “Tarsadia has also discussed with these

Company representatives and Board members Tarsadia’s detailed strategy and operational ideas for the Company, which Tarsadia believes would help the Company achieve superior results and increase shareholder value” (emphasis added). Please describe in the filing the strategy and operational ideas discussed by Tarsadia with the Company.

The Filing Persons acknowledge the Staff’s comment and have updated the disclosure on page 3 to include a description of the strategic and operational ideas that Tarsadia discussed with the Company.

6.       We note the statement on page 6 that Goldman “omitted the entire lodging industry altogether to mask STAY’s discounted valuation.” Based on the Company’s Proxy Statement, it appears that Goldman did consider publicly traded REITs, which may have included lodging REITs, in its premia analysis, and may also have considered lodging industry transactions in its “all industries premia analysis.” Please revise accordingly, or advise. In addition, please provide support for the claim that Goldman’s omission was intended to “mask” STAY’s discounted valuation, or delete.

Mr. Plattner

May 5, 2021

The Filing Persons acknowledge the Staff’s comment and respectfully note that in all six of the lodging space fairness opinions cited by the Filing Persons, the financial adviser included a section titled Selected Precedent Transaction Analysis or Comparable Companies Analysis. Goldman Sachs failed to include such a section in its opinion for STAY. As such a section would demonstrate that the Company's proposed transaction values STAY at a 36% discount to the current median trading multiple of its lodging peers, the filing persons believed that the glaring omission of such a basic section was done to mask the steep discount implied by the proposed transaction. In deference to the Staff's comment, the Filing Persons have updated the Revised Preliminary Proxy Statement on page 6 to clarify its point regarding the missing section—Selected Precedent Transaction Analysis or Comparable Companies Analysis—and have replaced the assertion that such omission was intended to "mask" STAY's discounted valuation with a more qualified and supported statement.

7.       We note the following statement on page 7: “After performing substantial diligence on the Company, we identified specific opportunities for the Company to unlock shareholder value through a combination of asset sales and the pursuit of other strategic and operational alternatives to the Company’s current strategy.” Please provide additional disclosure regarding the “specific opportunities” referenced.

The Filing Persons acknowledge the Staff’s comment and have updated the Revised Preliminary Proxy Statement on pages 7 and 8 to provide additional and specific disclosure regarding the "specific opportunities" referenced.

8.       In the text that follows the question “What should I do if I receive a proxy card from the Company?,” please disclose that the return of a later-dated white proxy card will also serve to revoke a prior vote.

The Filing Persons acknowledge the Staff’s comment and have updated the Revised Preliminary Proxy Statement on page 13 to include this disclosure.

9.       Regarding the disclosure on page 17, please clarify the following:

•	the meaning of the quoted term “associates;”

•	what the asterisk next to “Tarsadia Capital” refers to; and

•	what the term “Separate Account” refers to.

The Filing Persons acknowledge the Staff’s comment and have updated the Revised Preliminary Proxy Statement to remove the term “associates”. Regarding the asterisk next to “Tarsadia Capital”, the asterisk was a typo and has been deleted from page 18 of the Revised Preliminary Proxy Statement.

Mr. Plattner

May 5, 2021

To add clarity, the term “Separate Account”, has been replaced with “Mr. T. Patel’s Private Investment Account” in the Revised Preliminary Proxy Statement on pages 17 and 18.

10.       If correct, please use parentheses for the 4/14/21 and 4/15/21 transactions found in the table on page 17, so as to clarify that those transactions involved sales.

The Filing Persons acknowledge the Staff’s comment and have added parentheses to the transactions in question in the Revised Preliminary Proxy Statement on page 18.

11.       Please clarify the reference to “©” in the “INSTRUCTIONS.”

The Filing Persons acknowledge the Staff’s comment and affirm that “©” has been replaced with “■” in the Form of Proxy in the Revised Preliminary Proxy Statement. This error occurred when the Filing Persons’ preliminary proxy statement was converted into the format for filing on EDGAR.

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Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein

Eleazer Klein